[Letterhead of Babcock & Brown Air Limited]
December 17, 2009
VIA EDGAR AND MESSENGER
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Pamela A. Long

Re:	Babcock & Brown Air Limited
Registration Statement on Form F-3 (File No. 333-163036)

Dear Ms. Long:
     Babcock & Brown Air Limited (the “Company”) hereby provides to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) the Company’s responses to the Staff’s comments to the Registration Statement on Form F-3 of the Company (File No. 333-163036) (the “Registration Statement”). The Company concurrently is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which incorporates the revisions discussed below.
     For your convenience, set forth below in bold are each of the comments in the Staff’s letter dated December 7, 2009, followed by the Company’s response to that comment, including where applicable, a cross-reference to the location of the changes made in response to the Staff’s comment. All page numbers refer to the page numbers in the revised prospectus included in Amendment No. 1 to the Registration Statement.
Prospectus Cover Page
1.	At the top of the prospectus cover page, please disclose the aggregate dollar amount of securities being registered pursuant to this offering and list the units with the other securities offered here and in the fee table. Please refer to Item 501(b)(2) of Regulation S-K.
     Response: The Company has revised the disclosure on the cover page in the prospectus, on pages 3 and 30 of the prospectus, and in the fee table in the Registration Statement in response to the Staff’s comment.
2.	We note the first sentence on the cover page that you may from time to time offer to sell your common shares, preference shares or debt securities, either separately or represented by warrants or subscription rights. Please revise to reflect that you are registering the offer of warrants and subscription rights as well.
     Response: The Company has revised the disclosure on the cover page in the prospectus in response to the Staff’s comment.
Exhibit Index
3.	We note that several exhibits will be filed by an amendment to the registration statement. Please allow sufficient time after filing the exhibits for the Staff’s review and comment.
     Response: The Company notes the Staff’s comment and has deleted the reference to the amendment in the footnote. These exhibits will be incorporated by reference from documents filed with the Commission under the Exchange Act of 1934, as amended.
Exhibit 5.1 – Conyers Dill & Pearman, Legal Opinion
4.	We note that this opinion is based on Bermuda law but that the debt securities, warrants and subscription rights appear to be governed by New York State law and opined upon in exhibit 5.2. Please revise to clarify, if true, that the opinion in exhibit 5.1 covers only the common and preferred shares.
     Response: Further to discussions with the Staff, the Company has obtained a revised opinion of Bermuda counsel. This opinion clarifies that it covers the validity of the equity securities registered by the Registration Statement, as well as the Company’s authorization to issue all securities covered by the Registration Statement. Please see Exhibit 5.1 to Amendment No. 1.
5.	Please revise or clarify your reference in the fifth paragraph to “opinion paragraphs 3-6 below”.
     Response: Please see Exhibit 5.1 to Amendment No. 1.
6.	We permit the legality opinion in the registration statement to include significant assumptions regarding the actual (“future”) issuance of securities. When a takedown occurs, the registrant must file an amended (“clean”) opinion as an exhibit to the registration statement. Please confirm your understanding of this obligation.
     Response: The Company confirms its understanding that it must file an amended (“clean”) opinion as an exhibit to the Registration Statement when a takedown occurs.

     Please do not hesitate to call Boris Dolgonos at Weil, Gotshal & Manges LLP (tel. (212) 310-8316) if you have any questions or concerns regarding the foregoing.

Very truly yours,
/s/ Colm Barrington
Colm Barrington
Chief Executive Officer